

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2013

<u>Via Facsimile</u>
Mr. Xiangying Meng
President and Chief Executive Officer
Xunna Information Technology Inc.
4790 Caughlin Pkwy, Suite 387
Reno, Nevada 89519

> **Re:** **Xunna Information Technology Inc.**
> **Form 8-K filed March 15, 2013**
> **File No. 000-54655**

Dear Mr. Meng:

We issued comments to you on the above captioned filing on March 20, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 10, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at 202-551-3446 if you have any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Staff Accountant